SEA OTTER SECURITIES GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69472

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sea Otter Securities Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Grand Street, 7th Floor
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Barnett 212-490-3113
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Jerald Richard Tracy_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sea Otter Securities Group LLC_____, as of __December 31_____, 20_17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ALLISON POON
Notary Public, State of New York
No. 01PO6301036
Qualified in New York County
Commission Expires April 14, 2018

_____
Signature

CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SEA OTTER SECURITIES GROUP, LLC
TABLE OF CONTENTS
December 31, 2017

Page

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Sea Otter Securities Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sea Otter Securities Group, LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
May 9, 2018



SEA OTTER SECURITIES GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	39,709
Securities owned, at fair value		306,202,352
Due from brokers		3,389,989
Prepaid expenses and other assets		434,314
Due from affiliates		3,333
Property, plant, and equipment, net of accumulated depreciation		45,959
Clearing deposit		50,000
Total assets	$	310,165,656

LIABILITIES AND MEMBER'S EQUITY

Securities sold not yet purchased, at fair value	$	166,842,601
Due to broker		101,860,286
Due to affiliates		25,412
Accounts payable		956,729
Total liabilities		269,685,028
Member's equity		40,480,628
Total liabilities and member's equity	$	310,165,656

See Accompanying Notes to Financial Statement

1. Business

Sea Otter Securities Group, LLC ("Company"), a Delaware limited liability company wholly-owned by Sea Otter Holdings LLC ("Parent"), is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE"). The Company commenced operations on July 27, 2015. The Company is engaged in proprietary trading and making markets in various types of securities. Equity securities, inclusive of ETFS, are traded on the ARCA exchange. The Company also takes hedge positions in futures, options, and swaps.

The Company does not hold funds or securities for customers and does not carry accounts of customers.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash

The Company maintains its cash balance at a financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Computer equipment is depreciated over 3 years, office furniture over 5 years, their respective estimated useful lives. Both are depreciated on the straight-line method.

Computer equipment cost	$ 61,049
Office furniture	41,234
Accumulated depreciation	(56,324)
Net	$ 45,959

Lease commitments

The Company entered into a new lease effective January 1, 2017 in New York City. This lease calls for per annum rent of $60,000. The lease continues on a month to month basis until either the Company or the landlord terminates the tenancy.

Fair Value

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition.

The Company carries its securities owned and sold short at fair value. US GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the

use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition, due to their short term nature.

Fair values for exchange traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over the counter derivative financial instruments, principally forwards, options and swaps, are based on pricing models as no quoted market prices exist for such instruments.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

US GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, due from brokers, prepaid expenses and other assets, due from affiliates, clearing deposit, due to broker, due to affiliates, and accounts payable.

The following table presents the carrying values and estimated fair values at December 31, 2017 of financial assets and liabilities. The information is provided on their classification within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value				
Equities	$ 261,368,481	$ 28,423,473	$ 0	$ 289,791,954
Corporate bonds		10,849,750		10,849,750
Derivative contracts				
Options	5,525,881	34,767	0	5,560,648
Total Securities, at fair value	$ 266,894,362	$ 39,307,990	$ 0	$ 306,202,352
Liabilities				
Securities sold not yet purchased				
Equities	$ 116,917,741		$ 0	$ 116,917,741
Derivative contracts				
Options	3,018,614	46,906,246	0	49,924,860
Total Securities sold not yet purchased, at fair value	$ 119,936,355	$ 46,906,246	$ 0	$ 166,842,601
Futures contracts*	$ 2,151,763			$ 2,151,763

- Futures contracts are included in due to broker on the Statement of Financial Condition.

Investments in Securities

The Company values investments in securities that are freely tradeable and are listed on a national securities exchange at their last sales price as of the date of determination. ETFs that are freely tradeable and are listed on a national stock exchange are included in securities, at fair value, and securities sold not yet purchased for fair value hierarchy presentation.

To the extent securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the securities are categorized as level 2.

Options Contracts

The fair value of options which are listed on major securities exchanges are valued at the midpoint of the bid/ask spread at the close of business. To the extent options are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy, otherwise the options are categorized as level 2.

Corporate Bonds

The fair value of corporate bonds are estimated using recently executed transactions, market price quotations (where observable), or bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. Corporate bonds are generally categorized in level 2 of the fair value hierarchy.

Future Contracts

Futures contracts include futures related to foreign currencies and equity prices.

Futures contracts traded on an exchange or board of trade will be valued at the official daily settlement price on such exchange or board of trade.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the period end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into US dollars on the transaction date.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in member's equity.

New Accounting Guidance

In May 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASU 2014-09"), as subsequently amended, that outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customer and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and review of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this standard. The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure or contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company disregarded for income tax purposes. The Parent is individually responsible for income taxes that result from the Company's operations. Therefore, no provision for federal, state, or local income taxes is included in the accompanying financial statements.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts included in member's equity.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and have no material unrecognized tax benefits. Year 2015 (the first year of operations of the Company) and 2016, are still subject to examination. There are currently no income tax returns under examination.

3. Related Party Transactions

Expense Sharing Agreement with Puerto Rico based affiliate

The Company entered into an expense sharing agreement with an affiliate located in Puerto Rico. The agreement with the Puerto Rican affiliate calls for the Company to reimburse the affiliate $2,500 per month rent, and 95% of internet costs, and 85% of utility costs incurred on behalf of the Company. $17,547 of the 2017 reimbursements were unpaid at year end and are included in Due to affiliates in the Statement of Financial Condition.

Expense Sharing Agreement with New York based affiliate

The Company also entered into an expense sharing agreement with an affiliate located in New York. This agreement calls for the Company to reimburse the affiliate for expenditures made by the affiliate on behalf of the Company. It also calls for reimbursement of two thirds of the payroll and benefits expense for an administrative assistant, and a one time payment equivalent to two thirds of the administrative assistants payroll and benefits expense (for the period March to June), and severance pay totaling approximately $36,500 included in payroll and benefits on the statement of operations as of December 31, 2017. $3,333 is due from this affiliate for one third of a severance payment made by the Company to a terminated employee of this affiliate. It was unpaid at year end and is included in Due from Affiliates in the Statement of Financial Condition.

The Parent

$4,606 is due to the Parent. This is comprised of $5,394 for legal expense paid by the Company which is attributable to the Parent, less $10,000 which the Parent transferred to the Company in connection with the severance payment to the terminated employee noted in "Expense Sharing Agreement with New York based affiliate". The $4,606 is included in Due to affiliates in the Statement of Financial Condition.

Consulting and Management Service Agreement

The Parent has entered into a consulting and management services agreement (the "Agreement") with an affiliate of the Parent and the Company. Under the terms of the agreement the affiliate provides a range of services to the Parent and the Company. These services include: advising on senior management matters; professional services for statistical analysis; back office operations; technology and administration; centralized management services concerning data; planning and budgeting; software development; technology operations; data analytics services, and general business consulting services.

This Agreement was entered into on November 14, 2016, and expired on December 31, 2017. The service fee paid under this Agreement was $80,000 per month. The Agreement was extended by verbal agreement between the Parent and the affiliate, and the monthly fee was subsequently reduced to $30,000 per month, starting January, 2018. The Agreement also calls for reimbursement of certain incurred expenses.

For all of the year ending December 31, 2017 services under this agreement were provided exclusively to the Company, therefore the Company has borne all of the expense for the year ended December 31, 2017. Included in Due to affiliates in the Statement of Financial Condition is $3,259 which was unpaid as of year end.

4. Financial Instruments and Risk

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity, futures, and options prices and the extent and timing of investor participation in these markets.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short term interest rates, differences in relative values of similar assets in different currencies, long term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business in unable to fulfill contractual obligations.

Liquidity risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Short selling, or the sale of securities not owned by the Company, expose the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are

receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

Borrowings are usually from securities brokers and dealers and are typically secured by the Company's securities and other assets. Under certain circumstances, such a broker-dealer may demand an increase in the collateral that secures the Company's obligations and if the Company is unable to provide additional collateral, the broker-dealer could liquidate assets held in the account to satisfy the Company's obligations to the broker-dealer. Liquidation in that manner could have adverse consequences. In addition, the amount of the Company's borrowings and the interest rates on those borrowings, which will fluctuate, could have a significant effect on the Company's profitability.

While the use of certain forms of leverage, including margin borrowings, can substantially improve the return on invested capital, such use may also increase the adverse impact to which the portfolio of the Company may be subject.

The Company may purchase and sell options on securities and currencies on national and international exchanges. Exchange traded options are generally closed by cash settlement, expiration, or a closing transaction. In entering into a closing transaction, the Company may be subject to the risk of loss to the extent that the premium paid exceeds the premium received in the closing transaction. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company invests in futures. Substantially all trading in futures has as its basis a contract to purchase or sell a specified quantity of a particular asset for delivery at a specified time, although certain financial instruments, such as market index futures contracts, may be settled only in cash based on the value of the underlying composite index. Futures trading involves trading in contracts for future delivery of standardized, rather than specific, lots of particular assets.

Futures prices are highly volatile. Price movements for the futures contracts which the Company may trade are influenced by, among other things, changing supply and demand relationships, government, trade, fiscal, and economic events, and changes in interest rates. Governments from time to time intervene, directly and by regulation, in certain markets, often with the intent to influence prices directly.

The open positions must be "marked to market" daily, requiring additional margin deposits if the position reflects a loss that reduces the Company's equity below the level required to be maintained and permitting release of a portion of the deposit if the position reflects a gain that results in excess margin equity.

5. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: foreign currency exchange rate risk and equity price fluctuation risk.

Options

The Company is subject to equity risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument,

commodity, or currency underlying the option, or for use as an economic hedge against certain positions held by the Company. Options purchased give the Company the right, but not the obligation, to buy or sell with a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

For some OTC options, the Company may be exposed to counterparty risk from the potential that a seller of an option does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open options. In these instances, the Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

Futures

The Company is subject to equity price and foreign currency exchange rate risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities and ETFS, or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits. Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract, which are recorded as unrealized gains or losses by the Company at December 31, 2017.

Swaps

The Company may enter into various swap contracts (or swaps), including equity swaps as part of its investment strategies, to hedge against unfavorable changes in the value of investments. Generally, a swap contract is an agreement that obligates two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified notional amount of the underlying assets. The payment flows are usually netted against each other, with the difference being paid by one party to the other.

During the term of the swap contract, changes in value are recognized as unrealized gains or losses by marking the contracts at fair value. Additionally, the Company will record a realized gain (loss) when a swap contract is terminated and when periodic payments are received or made at the end of each measurement period. In addition to realized gains (losses) and the change in unrealized gains (losses), periodic interest expense and/or income will be also reflected in member's equity.

The fair value of open swaps, reflected on the Statement of Financial Condition as unrealized gain (loss) on swap contracts, may differ from that which would be realized in the event the Company terminated its position in the contract. Risks may arise as a result of the failure of the counterparty to the swap contract to comply with the terms of the swap contract. The loss incurred by the failure of a counterparty is generally limited to the aggregate fair value of swap contracts in an unrealized gain position as well as any collateral posted with the counterparty. The risk is mitigated by having a master netting arrangement

between the Company and the counterparty and by the posting of collateral by the counterparty to the Company to cover the Company's exposure to the counterparty. The Company considers the creditworthiness of each counterparty to a swap contract in evaluating potential credit risk. Additionally, risks may arise from unanticipated movements in the fair value of the underlying investments.

Swap contracts are "reset" monthly, which involves subsequent payments made or received by the Company, to reflect appreciation or depreciation in the swap contract. Futures may reduce the Fund's exposure to counterparty risk since futures contracts are exchange traded. The exchange's clearinghouse acts as the counterparty to all exchange traded futures, and guarantees the futures against default.

Impact of Derivatives Contracts on the Statement of Financial Condition

The following table details the open derivatives positions, value and number of contracts, as of December 31, 2017, categorized by primary underlying risk:

	Long Exposure		Short Exposure	
	Derivative Asset	Number of contracts	Derivative Liabilities	Number of contracts
Primary Underlying Risk				
Futures				
Equity	$ 0	0	$ 2,151,763	600
Swaps				
Equity	0	0	78,270	2
Options				
Equity	5,560,647	317	49,924,859	746
	$ 5,560,647	317	$ 52,154,892	1,348

Subject to master netting arrangements, the net open equity on futures contracts is included in due to broker, and the swap reset payable is included in due from broker, both on the Statement of Financial Condition.

The following table details the average monthly trading volume (expressed in number of contracts) for the year ended December 31, 2017:

	Purchased	Sold
Primary Underlying Risk		
Equities		
Swaps	2	3
Options	115,486	113,141
Foreign (non U.S.) currency		
Futures	1,443	1,455
Equity Indexes		
Futures	5,281	5,327
Options	4,760	4,844
Swaps	152	151
	127,124	124,921

The following table details notional amounts of derivatives positions open at December 31, 2017:

| | Long Exposure | | Short Exposure | |
	Notional amount	Number of contracts	Notional amount	Number of contracts
Futures	$ 0	0	$ 80,356,650	600
Swaps	0	0	9,577,914	2
Options	76,156,599	7,642	185,716,160	24,806
Total	$ 76,156,566	7,642	$ 275,650,727	25,408

During the year ended December 31, 2017, the quarter end gross notional value of derivative financial contracts held by the Company fluctuated in the range of $146,199,285 to $1,800,634,878.

6. Due to/from Broker

The Company clears substantially all of its proprietary and market making trades through its clearing broker Merrill Lynch Professional Clearing, and certain of its affiliates (collectively "The Clearing Broker"). The Company from time to time uses other clearing and executing brokers.

All of the Company's assets and liabilities held at the Clearing Broker are subject to a master netting arrangement. The master netting arrangement allows the Clearing Broker to transfer amounts between different accounts to satisfy margin requirements. Amounts held at an international affiliate of the Clearing Broker are not subject to the master netting agreement.

Due from broker includes the following:

Net cash credit balances with brokers	$ 3,468,259
Swap reset payable	(78,270)
	$ 3,389,989

Due to broker includes the following:

Net cash debit balance with the Clearing broker	$ (102,007,620)
Due from Clearing broker for unsettled trades	2,643,055
Net margin deposits with futures affiliates of the Clearing broker	(343,958)
Open equity on futures positions	(2,151,763)
	$ (101,860,286)

Cash and securities are maintained on deposit with the Clearing Broker, which represents the minimum balance required to be maintained in order to utilize its services. These balances are presented net (assets less liabilities) across balances with the Clearing Broker. As part of the Company's relationship with its Clearing Broker, the Company invested $50,000 in preferred shares of the Clearing Broker, pursuant to a Joint Back Office Agreement. The preferred shares are subject to redemption restrictions. The preferred shares are included in other assets in the Statement of Financial Condition.

7. Offsetting Assets and Liabilities

The Company is required to disclose the impact of offsetting assets and liabilities presented in the Statement of Financial Condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar agreement or meet the following right of set off criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right of set off is enforceable at law.

As of December 31, 2017 the Company holds derivative instruments that are eligible for offset in the Statement of Financial Condition and are subject to a master netting arrangement. The master netting arrangement allows the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following table provides disclosure regarding the potential effect of offsetting of recognized liabilities presented in the Statement of Financial Condition:

Description	Gross Amount of Recognized Liabilities	Gross Amounts Offset Presented In the Statement of Financial Condition	Net Amounts of Recognized Liabilities Presented in the Statement of Financial Condition	Gross Amounts not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral	
Derivative Contracts						
Swaps	$ (78,270)		$ 0	$ 0	$ 78,270	$ 0

8. Regulatory Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities Exchange Act of 1934 ("SEA") Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had regulatory net capital of $(17,592,816) which was $17,692,118 in deficit of the minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to regulatory net capital of the Company at December 31, 2017 was -.0558:1.

9. Regulatory Net Capital Requirement (Unaudited)

In November 2017 the Company concluded that it was out of compliance with Rule 15c3-1 for periods from August 2017 to November 2017, due to an incorrect interpretation of the bona fide hedge rule with respect to its haircut calculation. At that time notifications were made to the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission, pursuant to SEA Rule 17a-11. Subsequent to year end the Company concluded and agreed with FINRA that it was out of compliance with Rule 15c3-1 for the period August, 2017 through March 8, 2018. As a result, FINRA required the Company to prepare revised daily net capital calculations from July, 2017 through March 8, 2018, and file a net capital calculation on a weekly basis. The Company was profitable throughout the period in question. The Company has been in compliance with Rule 15c3-1 for the period from March 9, 2018 through May 9, 2018. The regulatory effect of non-compliance with Rule 15c3-1 has not yet been determined.

10. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to, or disclosure in, the Company's financial statements, except as disclosed above in Note 9.